
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2007

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 June 30,**
> **2006, and September 30, 2006**
> **Filed May 4, 2006, August 4, 2006 and November 8, 2006**
> **Response Letter Dated December 21, 2006**
> **File No. 1-02256**

Dear Mr. Humphreys:

We have reviewed your response letter and considered our discussions with members of your staff on January 3, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

1. We have considered your response to our prior comments three and four from our comment letter dated December 1, 2006, and our discussions with you on January 3, 2007. We do not agree with your conclusion that you are permitted to disclose reserve information determined based on prices other than year-end prices. Our conclusion is based, in part, on the following:

   ▪ It is not permissible to have more than one measure of proved reserves as of the same date. Both Rule 4-10(a) of Regulation S-X and paragraph 34 of

SFAS 25 discuss disclosure of proved reserves as being a single quantified amount.

- The disclosure of reserve quantities determined using your internally developed planning prices represents the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K.

- The term "existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made," means prices as of year-end. Refer to paragraph 34 of SFAS 25 and Division of Corporation Finance's: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, Section II.F.3 (a), (h) and (l), which can be found at:

    http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

  Also refer to paragraph 2.94 of the AICPA Audit and Accounting Guide, *Audits of Entities with Oil and Gas Producing Activities.*

- It is inconsistent and inappropriate to present a measure of reserves calculated using your internally developed planning prices and a standardized measure calculated using proved reserves and year-end prices. Such a presentation is inconsistent with, and not permitted by, SFAS 69. Refer also to paragraph 33 and Illustration 4 of SFAS 69.

Accordingly, please revise your disclosure to only present proved reserve information, including changes therein, calculated using year-end prices.

2. Please tell us which price was used to determine proved developed reserve quantities and your equity method investee proved reserve quantities.

3. In your response and discussions with us, you have indicated that you believe information regarding differences between year-end prices and your internally developed planning prices represents material information regarding the way you manage your business which should be provided to investors. In view of this, please explain to us what consideration you have given to expanding your Management's Discussion and Analysis to explain the reasons why and the extent to which your proved reserve quantities calculated using year-end prices are subject to change due to changes in price. As examples, tell us what consideration you have given to providing information such as the following:

   - A sensitivity analysis that addresses the impact that price changes have on your total proved reserve quantities and proved reserve quantities by geographic location that are owned under production sharing contracts as compared to other forms of proved reserve ownership;

- A discussion of the long-term expected changes in the price sensitivity of your proved reserve portfolio based on your expectations of the changes in the nature of your proved reserve ownership arrangements. It appears that over time more of your reserve base will be sourced from developing countries where ownership interests tend to be under production sharing contracts;

- An explanation of how changes in year-end prices impact your annual planning and budgeting processes and capital investment decisions;

- A discussion of the prices and reserve information that you use for your annual planning and budgeting processes and capital investment decisions; and,

- A discussion of the reasons for the differences between prices and reserve quantities used for financial reporting purposes and those used for management purposes and how those differences are reflected in the way your business is managed.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. As part of your response, please include draft disclosure you anticipate including in applicable documents to address the above comments. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements. You may contact Ronald Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director